Exhibit 12.2

Computation of Ratio of Earnings to Fixed Charges

	September 30, 2007	September 30, 2006
(in thousands)	Nine Months	Nine Months
Earnings
Earnings from operations before taxes on income	$1,397,532	$1,078,745
Fixed charges	93,483	69,560

Total Earnings	$1,491,015	$1,148,305

Fixed Charges (Note)
Interest expense	$42,826	$22,500
Portion of rental payments deemed to be interest	50,657	47,060

Total Fixed Charges	$93,483	$69,560

Ratio of Earnings to Fixed Charges	15.9	16.5